

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Brian Tuffin
Chief Executive Officer
Fuse Science, Inc.
6135 NW 167th St., #E-21
Miami, FL 33015

> **Re: Fuse Science, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 24, 2014**
> **File No. 000-22991**

Dear Mr. Tuffin:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your disclosure that shares of your common stock available for issuance will increase following the amendment to your articles of incorporation and following the reverse stock split. Please expand your disclosure as to both proposals to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the amendment and the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure as to both proposals to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director